Exhibit 99.2

Management discussion and analysis of Liminal BioSciences Inc.

For the quarter ended March 31, 2021

Management Discussion & Analysis

for the quarter ended March 31, 2021

This Management’s Discussion and Analysis, or MD&A, is intended to help the reader to better understand Liminal BioSciences Inc.’s or Liminal or the Company operations, financial performance and results of operations, as well as the present and future business environment. This MD&A for the quarter ended March 31, 2021 reflects management’s analysis and perspectives as of May 17, 2021 and should be read in conjunction with Liminal’s unaudited condensed interim consolidated financial statements or interim financial statements for the quarter ended March 31, 2021. Additional information related to the Company, including the Company’s Annual Report on Form 20-F, or the Annual Report is available on EDGAR at www.sec.gov/edgar and on SEDAR at www.sedar.com. All amounts are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are “forward-looking” because they represent our expectations, intentions, plans and beliefs about our business and the markets we operate in and on various estimates and assumptions based on information available to our management at the time these statements are made. For example, statements around financial performance and revenues are based on financial modelling undertaken by our management. This financial modelling takes into account revenues that are uncertain. It also includes forward-looking revenues from transactions based on probability. In assessing probability, management considers the status of negotiations for any revenue generating transactions, and the likelihood, based on the probability of income, that associated costs will be incurred. Management then ranks the probabilities in such a way that only those revenues deemed highly or reasonably likely to be secured are included in the projections.

All statements other than statements of historical facts may be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “might”, “would”, “should”, “estimate”, “continue”, “plan” or “pursue”, “seek”, “project”, “predict”, “potential” or “targeting” or the negative of these terms, other variations thereof, comparable terminology or similar expressions, are intended to identify forward-looking statements although not all forward-looking statements contains these terms and phrases.

Forward-looking statements are provided for the purposes of assisting you in understanding us and our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore you are cautioned that such information may not be appropriate for other purposes. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if estimates or assumptions turn out to be inaccurate. In particular, forward-looking statements included in this MD&A include, without limitation, statements in respect to:

•

statements regarding the impact of the COVID-19 pandemic and its effects on our operations, research and development, clinical trials and financial position, and its potential effects on the operations of third-party service providers and collaborators with whom we conduct business;

•	our plans to develop and commercialize our product candidates;
•	our ability to develop, manufacture and successfully commercialize value-added pharmaceutical products;
•	the ability or projections regarding the use or sale of source plasma;
•

the form, timing, ability to consummate or successful outcome of any strategic transactions pertaining to the Company’s non-core assets, including a potential divestment of our Ryplazim® (Plasminogen) related business or assets;

•	our ability to reduce cash burn;
•	our ability to obtain required regulatory approvals;
•	the availability of funds and resources to pursue research and development projects;
•	the successful and timely completion of our drug discovery, pre-clinical and clinical trials;
•	our ability to take advantage of business opportunities in the pharmaceutical industry;
•	our reliance on key personnel, collaborative partners and other third parties;
•	the validity and enforceability of our patents and proprietary technology;
•	expectations regarding our ability to raise capital;
•	the use of certain hazardous materials;
•	the availability and sources of raw materials;
•	our manufacturing capabilities;
•	currency fluctuations;
•	the value of our intangible assets;
•	negative operating cash flow;
•	the outcome of any current or pending litigation against us;
•	uncertainties related to the regulatory process and approvals;
•	increasing data security costs;
•	costs related to environmental safety regulations;
•	competing drugs, as well as from current and future competitors;
•	developing products for the indications we are targeting;
•	market acceptance of our product candidates by patients and healthcare professionals;
•	availability of third-party coverage and adequate reimbursement;
•	general changes in economic or market conditions; and
•	volatility of our share price.

Other factors that may cause actual results to differ from those expressed or implied in the forward-looking statements are discussed in our filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (“SEC Reports”), including the section titled “Risk Factors” contained therein. You should refer to the “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this MD&A will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This MD&A contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this MD&A is generally reliable, such information is inherently imprecise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Operating and Financial Review and Prospects

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of novel small molecule drug candidates for the treatment of patients suffering from respiratory fibrotic diseases and other fibrotic or inflammatory diseases that have a high unmet medical need. We have a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as free fatty acid receptor 1, FFAR1 (also known as G-protein-coupled receptor 40, or GPR40), a related receptor (G-protein-coupled receptor 84, or GPR84) and peroxisome proliferator-activated receptors, or PPARs.

In preclinical studies, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of, and reversing established fibrosis. We have generated preclinical data that we believe demonstrate proof-of-mechanism of fezagepras for the treatment of respiratory, liver and kidney disorders associated with chronic or severe fibrosis. Our research program is focused on fibrotic, inflammatory and metabolic conditions in patients with respiratory, liver or renal disease.

Our lead small molecule product candidate, fezagepras (also known as PBI-4050), is being developed for the treatment of idiopathic pulmonary fibrosis, or IPF. IPF is a chronic lung disease characterized by a progressive and irreversible decline in lung function when lung tissue becomes damaged, stiff, and scarred. As tissue scarring progresses, transfer of oxygen into the bloodstream is increasingly impaired, leading to irreversible loss of lung function, as well as high morbidity and mortality rates. Fezagepras is an anti-inflammatory and anti-fibrotic small molecule designed to modulate the activity of multiple receptors, including GPR40 and PPAR alpha. Fezagepras has been observed to regulate several cell types involved in the fibrotic pathway: macrophages, fibroblasts/myofibroblasts and epithelial cells. We have observed that fezagepras regulated fibrotic and inflammatory markers in rodent and normal human fibroblasts, idiopathic pulmonary fibrosis patient fibroblasts, human epithelial cells and in rodent macrophages.

In December 2020, we initiated a Phase 1 clinical trial to evaluate multiple ascending doses (MAD) of fezagepras in healthy volunteers. The data from this Phase 1 clinical trial will help define dose levels and regimen for the design of a global Phase 2 clinical trial of fezagepras in IPF that we plan to initiate in the first half of 2022, subject to and pending the results of the Phase 1 clinical trial.

In addition, subject to MAD study results, we expect to initiate preparatory work for an anticipated Phase 1b/2a clinical trial of fezagepras in the US for patients with high triglyceride levels (hypertriglyceridemia) in 2022. This clinical trial is expected to enable the definition of future development for fezagepras in other indications subject to the results of the Phase 1 study.

Fezagepras has been granted Orphan Drug Designation by the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, for the treatment of IPF and Alström syndrome. Fezagepras has also been granted a Promising Innovative Medicine, or PIM, designation by the UK Medicines and Healthcare products Regulatory Agency, or MHRA, for the treatment of IPF and Alström syndrome.

As part of our drug discovery platform, we are developing a selective GPR84 antagonist candidate that we believe could be used as monotherapy or in combination with other approved drugs. GPR84 is a pro-inflammatory target primarily expressed on cells associated with the immune system and its expression levels increase significantly during periods of inflammatory stress. Inhibition of GPR84 can inhibit neutrophil and macrophage migration and reduce cytokine release. Our GPR84 antagonist program is currently at the pre-clinical stage. Pending the outcome of our preclinical research, and successful nomination of a pre-clinical drug candidate, we plan to initiate a pre-clinical Investigational New Drug (IND) enabling program to support a First-in-Human Phase 1 single ascending dose clinical trial of such GPR-84 drug candidate in healthy volunteers for safety and tolerability.

We are also developing an oral, selective OXER1 antagonist candidate. OXER1 is a GPCR that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases. Our OXER1 antagonist discovery program is currently at the preclinical stage. Pending the outcome of our preclinical research, and successful nomination of a pre-clinical drug candidate, we plan to initiate a pre-clinical IND enabling program to support a First-in-Human Phase 1 single ascending dose clinical trial of our OXER1 drug candidate in healthy volunteers for safety and tolerability.

We have developed our plasma-derived drug Ryplazim® (plasminogen), or Ryplazim, a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. We developed Ryplazim for the treatment of signs and symptoms associated with congenital plasminogen deficiency, or C-PLGD, a rare disorder associated with abnormal accumulation or growth of fibrin-rich pseudomembranous lesions on mucous membranes. Left untreated, the resulting internal lesions may impair organ function whilst external lesions may require frequent surgical removal. Both impact quality of life. Congenital plasminogen deficiency is caused by mutations in plasminogen, the gene coding for production of the zymogen plasminogen. We resubmitted a Biologics License Application, or BLA, to the FDA, in September 2020 based on the results from our open-label Phase 2/3 clinical trial of Ryplazim for the treatment of congenital plasminogen deficiency completed in October 2018. The Prescription Drug User Fee Act, as amended, or PDUFA, target action date is June 5, 2021.

Ryplazim was granted Orphan Drug Designation and the Rare Pediatric Disease Designation by the FDA for the treatment of congenital plasminogen deficiency. Pending the outcome of the discussions on strategic alternatives for our plasma therapeutics business, if our BLA for Ryplazim is approved by the FDA, we may be also eligible to receive a Pediatric Rare Disease Priority Review Voucher, or Priority Review Voucher, or PRV, from the FDA. If we receive regulatory approval on Ryplazim, and if we receive a PRV for Ryplazim, we anticipate seeking to monetize any such PRV in 2021, subject to any strategic transactions or decisions relating to our plasma-derived therapeutics’ business.

BUSINESS UPDATE

Recent Developments

On May 14, 2021, we signed a Share Purchase Agreement for the sale to Kedrion S.p.A., or Kedrion, of our plasma collection centers operated in Winnipeg, Manitoba and Amherst, New York, through our subsidiaries, Prometic Plasma Resources Inc., and Prometic Plasma Resources (USA) Inc. Subject to the closing of the proposed sale, we would receive an aggregate purchase price of US$17 million, representing approximately $20.6 million, and we would enter into an option agreement, or the Option, with Kedrion for the right to acquire the remainder of the our plasma-derived therapeutics’ business, including the Ryplazim business, operated through our subsidiaries, Prometic Bioproduction Inc., or PBP, our plasma derived therapeutics’ manufacturing facility, and Prometic Biotherapeutics Inc., or PBT, holder of the BLA for Ryplazim. The Option would grant Kedrion the right to acquire all of the shares of PBP and PBT by June 15, 2021, for an exercise price of US$5 million payable upon closing of the Option and would entitle us to receive up to seventy percent (70%) of the net proceeds which may be received from the sale of a PRV, if granted, associated with a potential FDA approval of Ryplazim. Upon closing of the exercise of the Option, Kedrion would assume all development, manufacturing and commercialization activities and, operating costs for Ryplazim. Kedrion can extend the Option for a maximum of three months in exchange for a payment of up to US$3 million per month.

On January 27, 2021, we announced that we were exploring potential strategic alternatives for our plasma-derived therapeutics’ business aimed at minimizing our cash burn. These alternatives may result in a divestment, in whole or in part, of the plasma-derived therapeutics business and/or other non-core assets, or in other courses of action including but not limited to other strategic transactions or the closure of our Ryplazim related operations.  We believe that such change in our business strategy will allow us to become more streamlined and with a singular focus on our core research capabilities and emerging pipeline.

On January 12, 2021, we announced that our subsidiary, Prometic Plasma Resources (USA) Inc., has received FDA approval for its plasma collection center located in Amherst, NY.

Financial and Other Corporate Impacts

Given our main activities continue to be in the R&D stage, management has concluded we will need additional sources of financing to ensure we have sufficient funds to continue our operations for at least the next 12 months.

Until we complete a significant financing, we will continue to operate at a low spending level, pacing investments on new research programs, and reducing infrastructure cost, where possible. The need to complete multiple financing transactions is likely to continue until we can generate sufficient product revenues to finance its cash requirements. Meanwhile, management may revert to a variety of sources for financing future cash needs including public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures and grant funding amongst others. Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about our ability to continue as a going concern. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Impact of COVID-19 on Our Business

We have implemented business continuity plans designed to address and mitigate the impact of the ongoing COVID-19 pandemic on our employees and our business. While we are not experiencing financial impacts at this time, given the global economic slowdown, the overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic, the adverse effects on our business, financial condition, results of operations and growth prospects could be material. We continue to closely monitor the COVID-19 situation as we evolve our business continuity plans and response strategy. We are prioritizing the health and safety of our employees and those involved with our clinical trials, and we have implemented social distancing measures in our plasma collection facilities, manufacturing facility and research laboratories, have a significant part of our workforce working from home, and have implemented employee support programs, travel bans, business continuity plans and risk assessment and mitigation strategies.

The partial disruption caused by COVID-19 may continue to impact our operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews, regulatory inspections, production and plasma collection activities and business and corporate development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, and the availability of donors, healthy subjects and patients for the conduct of clinical trials, and the effects of the COVID-19 pandemic, including on the global economy, continue to be fluid.

Financial and Other Corporate Impacts

Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these financial statements, management is not aware of any specific event or circumstance that would require it to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities, and the Company is unable to estimate the potential impact on its future business or our financial results as of the date of this filing. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known.

FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Financial operations overview

Revenue

Revenues from continuing operations include royalties and rental revenues.

Research and development expenses

Research and development or R&D expenses comprise the costs to manufacture the plasma-derived product candidates, including Ryplazim, used in preclinical studies, clinical trials, and supplied to clinical trial patients and certain other patients in connection with expanded access programs, including on a named patient basis and via a compassionate use programs until Ryplazim is commercially approved and available, if ever, and for the development of our production processes for Ryplazim in preparation of the resubmission of the BLA. It also includes the cost of product candidates used in our small molecule clinical trials such as fezagepras, the cost of external consultants supporting the clinical trials and preclinical studies, employee compensation and other operating expenses involved in research and development activities. Government grants recognized in relation to these R&D expenditures are also included under this caption.

Administration expenses

Administration expenses mainly consist of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions. It also comprises professional fees such as legal, accounting, audit and taxation advisory fees. It also includes operating expenses such as insurance costs, office expenses, travel costs and government grants pertaining to the administration activities.

Loss (gain) on foreign exchange

Gain or loss on foreign exchange includes the effects of foreign exchange variations on monetary assets and liabilities denominated in foreign currencies between the rates at which they were initially recorded at in the functional currency at the date of the transaction and when they are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are included in the consolidated statement of operations.

Finance costs

Finance costs mainly includes interest expense from long-term debt, lease liabilities and banking charges. Finance costs are presented net of interest income which primarily results from the interest earned on the cash and cash equivalents we hold.

Loss (gain) on extinguishments of liabilities

When the terms of our long-term debt are modified significantly, the then existing debt is considered extinguished and the carrying amount of the debt before modification is derecognized, and the fair value of the modified debt is recognized. The difference is recorded as a loss (gain) on extinguishment of liabilities. When liabilities are settled using equity instruments, the difference between the carrying amount of the liability settled and the fair value of the equity issued will be recorded as a gain or loss on extinguishments of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss

Fair value increases and decreases on financial instruments measured at fair value through profit or loss are presented here. This caption includes the changes in fair values of the warrant liability.

Income tax expense

Income tax expense includes the current tax expense that will be payable to or collectable from the taxation authorities in the various jurisdiction in which we operate. Income tax expense also includes deferred income tax expense and recoveries. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

Discontinued operations and assets and liabilities of disposal group held for sale

Following our announcement in January 2021 that we would evaluate potential alternatives for the plasma-derived therapeutics segment, we progressed in this assessment sufficiently to determine that it was most likely that we would complete a sale of our plasma collection activities within a year from the March 31, 2021 reporting date. As a result, assets and liabilities of the plasma collection cash generating unit, also referred to as the disposal group, which was formerly part of the plasma-derived segment, met the criteria to be classified as held for sale at March 31, 2021. As such, we have reclassified all of the assets and liabilities pertaining to the disposal group, whether they were previously classified as current or non-current in the consolidated statements of financial position, under the held for sale lines, presented in the current portion of the consolidated statement of financial position at March 31, 2021. The accumulated other comprehensive loss pertaining to the disposal group was also presented separately. The results of operations and other comprehensive loss of this disposal group for the current and comparative periods have been restated to remove the impact of those operations from all the lines in the financial statements (revenues, cost of sales and production cost, R&D and administration being the lines most impacted) and we have reclassified those results to the discontinued operations line in the financial statements.

Also, following the sale, in November 2019, of two of our subsidiaries previously included in our bioseparations segment, the prior periods results from those operations were similarly restated and presented under the discontinued operations caption.

Operating Results

The consolidated statement of operations for the quarter ended March 31, 2021 compared to those of the corresponding period in 2020 are presented in the following table.

	Quarter ended March 31
	2021	2020	2021 vs 2020
Revenues	$210	$202	$8

Expenses
Research and development expenses	9,250	16,395	(7,145)
Administration expenses	9,139	10,652	(1,513)
Loss (gain) on foreign exchange	41	(1,061)	1,102
Finance costs	2,404	1,515	889
Gain on extinguishments of liabilities	—	(79)	79
Change in fair value of financial instruments measured at fair value through profit or loss	(154)	—	(154)
Loss from continuing operations, net of taxes of $nil	$(20,470)	$(27,220)	$6,750

Loss from discontinued operations, net of taxes $nil	(379)	(437)	58
Net loss	$(20,849)	$(27,657)	$6,808

Net loss attributable to:
Non-controlling interests - continuing operations	(584)	(313)	(271)
Owners of the parent
- Continuing operations	(19,886)	(26,907)	7,021
- Discontinued operations	(379)	(437)	58
	(20,265)	(27,344)	7,079
Net loss	$(20,849)	$(27,657)	$6,808

Loss per share
Attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.66)	$(1.15)	$0.49
From discontinued operations	(0.01)	(0.02)	0.01
Total loss per share	$(0.68)	$(1.17)	$0.49
Weighted average number of outstanding shares (in thousands)	29,944	23,386	6,558

For the quarters ended March 31, 2021 and 2020, the loss from discontinued operations comprises the results from the plasma collection activities including the sales, cost of sales, research and development and administration expenses.

Revenues from continuing operations

Following the reclassification of the results of the plasma collection activities as discontinued operations, the revenues include nominal amounts of royalty and rental revenues. For the quarters ended March 31, 2021 and 2020, revenues have remained stable at $0.2 million.

Research and development expenses

The R&D expenses for the quarter ended March 31, 2021 compared to the same period in 2020, broken down into its two main components, are presented in the following table.

	Quarter ended March 31
	2021	2020	2021 vs 2020
Manufacturing and purchase cost of product candidates used for R&D activities	$3,494	$8,772	$(5,278)
Other research and development expenses	5,756	7,623	(1,867)
Total research and development expenses	$9,250	$16,395	$(7,145)

Plasma-derived product candidates are produced at the Laval plant and our small molecule product candidates are manufactured by third party CDMOs. The costs related to the Winnipeg contract development and manufacturing organization, or Winnipeg CDMO which will be used for the scale-up of our Ryplazim manufacturing capabilities are also included as part of the manufacturing cost of product candidates used for R&D activities. As there was no commercial production of plasma-derived product candidates during the quarters ended March 31, 2021 and 2020, the cost of manufacturing Ryplazim was classified as R&D expenses. Had there been commercial production, the related costs would have been capitalized as inventories in the statement of financial position.

The manufacturing and purchase cost of these product candidates for the quarter ended March 31, 2021 decreased by $5.3 million compared to the corresponding period in 2020. This change was mainly driven by a reduction of manufacturing materials expensed for R&D purposes of $3.8 million. The expensing of the same materials in 2021 is lower due to a combination of (i) reduced production as a result of preparations for FDA audit, (ii) a reduction of clinical trial patients in our clinical trial programs and (iii) the reduction in the time period we expect to supply those patients via expanded access. Additionally, during the quarter ended March 31, 2021, we recognized credits of $1.7 million which further reduced our production costs, representing the government grants we are eligible to receive under the Canada Emergency Wage Subsidy or CEWS government grant, and the Canada Emergency Rent subsidy program, or the CERS government grant whereas, during the quarter ended March 31, 2020, no amounts had been recorded since the programs were just being initiated. Share-based payments expenses also declined by $0.4 million. These decreases were partially offset by an increase of $0.9 million in the Winnipeg CDMO expense during the present quarter.

Other R&D expenses during the quarter ended March 31, 2021 compared to the corresponding period in 2020 decreased by $1.9 million. This decrease was driven by a reduction of $2.2 million of payroll and related expenses, mainly due to the reduction in workforce following the closure of our Rockville, MD research center, a decrease of $0.5 million in share-based payments expenses and an increase of $0.4 million in the CEWS and CERS government grants during the quarter ended March 31, 2021. These were partially offset by increases in preclinical and clinical trial expenses of $1.9 million, principally driven by our fezagepras Phase 1 MAD clinical trial that is currently in progress and an increase in professional fees of $0.4 million.

Administration expenses

The decrease of $1.5 million in administration expenses during the quarter ended March 31, 2021 compared to the corresponding period in 2020 was mainly attributable to an increase of $0.5 million in government grants as we benefited from the CEWS and CERS programs during the quarter ended March 31, 2021 and reductions of $0.6 million in legal fees and $0.4 million both in payroll and related expenses and share-based payments expense. This was partially offset by an increase in directors’ and officers’ insurance costs of $0.5 million.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted share units or RSU issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations.

	Quarter ended March 31
	2021	2020	2021 vs 2020
Net loss from discontinued operations	$(35)	$7	$(42)
Research and development expenses	(30)	1,015	(1,045)
Administration expenses	974	1,355	(381)
	$909	$2,377	$(1,468)

The above table includes the share-based payment expense included in both continuing and discontinued operations.

Share-based payments expense for the quarter ended March 31, 2021 decreased by $1.5 million compared to the corresponding period in 2020 mainly due to the general reduction in the number of employees and because the expense was higher by $0.5 million during the quarter ended March 31, 2020 due to the accounting for the impact of the proposal Liminal made during that quarter to reduce the exercise price of the outstanding stock options in March 2020.

Finance costs

Finance costs increased by $0.9 million during the quarter ended March 31, 2021 compared to the corresponding period in 2020, reflecting the increase in our level of indebtedness following the issuance of the secured convertible debentures in July 2020 and of the second term loan in September 2020, as we drew down our full line of credit with SALP.

Net loss from continuing operations

The net loss from continuing operations decreased by $6.8 million during the quarter ended March 31, 2021 compared to the corresponding period in 2020 mainly due to a reduction in R&D expenses of $7.1 million which was mainly driven by a reduction of $3.8 million in materials expensed. Also contributing to the overall decrease in net loss from continuing operations was the recognition of government credits of $2.7 million during the quarter ended March 31, 2021, a decrease in payroll and related expenses of $2.6 million and a decrease in share-based payments expense of $1.4 million. These decreases were partially offset by the increases in clinical and preclinical expenses of $1.9 million, in foreign exchange losses of $1.1 million and financing costs of $0.9 million.

Net loss from discontinued operations

The net loss from discontinued operations were consistent at $0.4 million for the quarter ended March 31, 2021 and 2020. In both periods, the discontinued operations include the results from our plasma collection activities.

Segmented information analysis

For the quarter ended March 31, 2021 and 2020

The details of the revenues, expenses and the loss for each segment as well as the reconciliation of the segments’ losses to the net loss from continuing operations before taxes for the quarters ended March 31, 2021 and 2020 are presented in the following tables. Segment revenues are with external customers unless otherwise specified.

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended March 31, 2021	therapeutics	therapeutics	of operations	Total
Revenues	$—	$—	$210	$210

Expenses
Manufacturing and purchase cost of product candidates used for R&D activities	20	3,474	—	3,494
R&D - Other expenses	4,660	1,100	(4)	5,756
Administration expenses	799	1,410	6,930	9,139
Segment loss	$(5,479)	$(5,984)	$(6,716)	$(18,179)
Loss on foreign exchange				41
Finance costs				2,404
Change in fair value of financial instruments measured at FVPL				(154)
Impairment losses				-
Net loss before income taxes from continuing operations				$(20,470)
Other information
Depreciation and amortization	$261	$850	$183	$1,294
Share-based payment expense	473	(447)	883	909

For the quarter ended March 31, 2020	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$-	$—	$202	$202

Expenses
Manufacturing and purchase cost of product candidates used for R&D activities	32	8,702	38	8,772
R&D - Other expenses	3,508	3,998	117	7,623
Administration expenses	716	1,785	8,151	10,652
Segment loss	$(4,256)	$(14,485)	$(8,104)	$(26,845)
Gain on foreign exchange				(1,061)
Finance costs				1,515
Loss on extinguishment of liabilities				(79)
Net loss before income taxes from continuing operations				$(27,220)
Other information
Depreciation and amortization	$228	$1,018	$168	$1,414
Share-based payment expense	558	(20)	1,815	2,353

Small molecule therapeutics segment

The loss for the small molecule therapeutics segment was $5.5 million during the quarter ended March 31, 2021 compared to $4.3 million during the corresponding period in 2020, representing an increase in segment loss of $1.2 million. This higher segment loss is mainly due to increase of $1.2 million in R&D - other expenses resulting from the increase in spending for preclinical studies and clinical trials by $2.0 million as we conduct our Phase 1 MAD clinical trial for fezagepras. This increase was partially offset by reductions in expense for payroll and share-based payments of $0.4 million and the recognition of government grants credits during the quarter ended March 31, 2021.

Plasma-derived therapeutic segment

Historically, the plasma-derived therapeutics segment contained two cash-generating units or CGUs: the plasma collection CGU and the Ryplazim CGU. The plasma collection activities have been removed from the plasma-derived therapeutics segment as they are now presented as discontinued operations. The comparative information has also been restated to reflect this classification retrospectively.

The loss for the plasma-derived therapeutics segment was $6.0 million during the quarter ended March 31, 2021 compared to $14.5 million during the corresponding period in 2020, representing a decrease in segment loss of $8.5 million.

The manufacturing cost for Ryplazim used for R&D purposes for the quarter ended March 31, 2021 decreased by $5.2 million compared to the corresponding period in 2020. This change was mainly driven by a reduction of manufacturing materials expensed for R&D purposes of $3.8 million. The expensing of the same materials in 2021 is lower due to a combination of (i) reduced production as a result of preparations for FDA audit, (ii) a reduction of clinical trial patients in our clinical trial programs and (iii) the reduction in the time period we expect to supply those patients via expanded access. Additionally, during the quarter ended March 31, 2021, we recognized credits of $1.7 million which further reduced our production costs, representing the CEWS and CERS government grants. Share-based payments expense also declined by $0.4 million. These decreases were partially offset by an increase of $0.9 million in the Winnipeg CDMO expense during the present quarter.

Other R&D expenses at $1.1 million for the quarter ended March 31, 2021 decreased by $2.9 million compared to the corresponding period in 2020, primarily as a result of a reduction in payroll and related expenses of $2.0 million and the reduction in other operating expenses due the closure of our R&D facility in Rockville, MD.

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

	2021	2020				2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$210	$284	$202	$36	$202	$34	$36	$34
R&D expenses	9,250	11,057	11,713	14,919	16,395	16,166	17,283	21,451
Administration expenses	9,139	8,845	8,638	9,568	10,652	10,052	9,655	17,813

Element attributable to the owners of the parent:
Net loss from continuing operations	(19,886)	(42,460)	(21,933)	(26,486)	(26,907)	(38,480)	(28,586)	(134,500)
Net income (loss) from discontinued operations	(379)	2,737	(1,165)	(1,274)	(437)	24,126	(1,016)	883
Basic & diluted earning per share from continuing operations	(0.66)	(1.55)	(0.93)	(1.13)	(1.15)	(1.65)	(1.23)	(8.18)
Basic & diluted earning per share from discontinuing operations	(0.01)	0.10	(0.05)	(0.05)	(0.02)	1.03	(0.04)	0.05

Following the reclassification of the results of the plasma collection activities as discontinued operations, the revenues include nominal amounts of royalty and rental revenues. R&D expenses have steadily declined since the second quarter of 2019, mainly due to the reduction in manufacturing costs such as manufacturing materials and payroll and related expenses following workforce reductions and recognition of the CEWS government grant. Administration expenses remain generally stable except for the peak in the second quarter of 2019 as various changes were made to our long-term equity incentive plans which resulted in a significant expense taken in that quarter.

The variations in the net loss from continuing operations over the last eight quarters are affected by R&D expenses and administration expenses variations except for the following three quarters which were impacted by events that had a significant impact on the results.

•

The net loss from continuing operations during the second quarter of 2019 was significantly higher due to the loss on extinguishment of liability of $92.3 million due to the debt restructuring that occurred in April 2019.

•

The net losses from continuing operations in the fourth quarters of 2019 and 2020 were higher due to the recognition of impairment losses, mainly for our plasma-derived therapeutics segment, of $12.4 million and $20.9 million respectively.

In addition to the results of the plasma collection activities, net income (loss) from discontinuing operations comprises the activities from our former bioseparations segment divested in November 2019 and includes a gain on the sale of $26.3 million realized upon the disposition of this business. The fourth quarter of 2020 includes an additional gain of $3.4 million as we received additional proceeds following the resolution of uncertain tax positions for one of the subsidiaries sold.

The basic and diluted loss per share from continuing operations is generally declining reflecting the decreasing trend of the net loss from continuing operations.

Outstanding share data

We are authorized to issue an unlimited number of common shares. At May 14, 2021, 29,943,839 common shares, 1,874,093 options to purchase common shares, 4,192 restricted share units and 8,067,469 warrants to purchase common shares were issued and outstanding.

Transactions between related parties (as defined per IAS 24, Related party disclosures)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not discussed in this MD&A. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

During the quarter ended March 31, 2021, we recorded an interest expense and paid interest on the first and second term loans with our parent, SALP, of $1,037 and $973 respectively.

Changes in accounting policies

New standards and interpretations adopted

The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2020 audited annual consolidated financial statements except for the adoption of the following amendment on January 1, 2021.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The adoption of this amendment had no impact on the interim financial statements since the Company has not benefited from COVID-19 related rent concessions.

Significant accounting judgements and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in these estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant accounting judgments and critical accounting estimates applied by the Company, disclosed in the audited annual consolidated financial statements for the year ended December 31, 2020, remain unchanged.

Liquidity and Capital Resources

Overview

Presently our funding requirements comprise those of our small molecules and plasma-derived therapeutics segments as well as our Corporate activities.

Generally speaking, our primary use of our cash is for our plasma-derived therapeutics segment. As previously disclosed, we have been working on assessing strategic alternatives for our plasma-derived therapeutics business, which could result in the divestiture in whole or in part of that business, or in the closure of part of that business.  These efforts have resulted in the signing of a share purchase agreement on May 14, 2021 for the sale of the plasma collection business. Subject to the closing of this sale, we will receive the equivalent of US$17.0 million which will help improve our liquidity situation. We also signed an option agreement for the potential sale of the remainder of the plasma-derived therapeutics business, including the Ryplazim business. The outcome of entering into the option agreement will depend on various events and the range in cash expenditures or proceeds we may receive can be widely different depending on what series of events may prevail going forward, which makes it difficult for us to predict our cash needs over the next year. If the other party to the option agreement exercises the option to purchase the Ryplazim business, we would receive US$5.0 million for the sale of PBP and PBT. As PBT may be eligible for a PRV if the Ryplazim BLA is approved by the FDA, under the option agreement, we would be able to keep up to 70% of the net proceeds from the monetization of the PRV, if received, which would improve our liquidity depending on the portion retained. If the option is not exercised, if we obtain marketing approval and we decide to continue operating the Ryplazim business, we could incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators as a result of licensing or partnering deals, if any. If our BLA for Ryplazim is approved by the FDA and we receive a PRV from the FDA, and we are subsequently successful in monetizing it, the proceeds receive would help offset such expenditures. The scenario with the most negative impact on our liquidities in the near term would be the closure of the remaining activities in this segment.

As for our small molecule segment, in the longer term, we expect our ongoing research and development funding requirements to increase as we continue the research and development of our portfolio of compounds and continue or initiate clinical trials. As 2021 progresses and following the successful completion of our fezagepras Phase 1 MAD study, our goal is to secure funding to launch a Phase 2 IPF clinical trial. Furthermore, we expect to continue to incur additional costs associated with operating as a public company.

Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations either in the next few months or within the next twelve months depending on various events, notably those mentioned above. Until such time that we can generate substantial product revenue, if ever, we will need to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs, clinical trials or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Liquidity position at March 31, 2021 and going concern

At March 31, 2021, we had $21.6 million in cash and a positive working capital position, i.e. current assets net of current liabilities of $33.5 million. Accordingly, we do not currently have sufficient funds to continue maintaining our operating activities, even at low spending levels, for the next 12 months.

In our cash management efforts, we have been operating at a low spending level, pacing our investments on new research programs, and reducing infrastructure costs where possible, while we continue taking steps to further transition our company to focus on the development of our small molecule product candidates. Our liquidity resources are allocated in priority towards preparing for potential commercialization of Ryplazim, pending approval by the FDA of our BLA, and the fezagepras Phase 1 MAD study.

We are pursuing a number of financing initiatives that could potentially extend our cash runway, if completed. Potential sources of funding include the key ones identified below:

•	We are continuing to evaluate potential strategic collaborations with upfront or continuous funding support;
•	We are continuing to evaluate avenues to monetize non-core assets; and
•	We will consider raising funds through the issuance of equity instruments.

Until we are successful in completing one or more significant financing transactions that may change our financial condition (which may not be available on acceptable terms, if at all), our current circumstances indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Further, if we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. See the section titled “Risk Factors” contained in our SEC Reports for more information regarding the risks related to our funding needs.

The unaudited condensed interim financial statements as of March 31, 2021 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Cash Flow Analysis

The following major cash flow components are presented on a total company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for the three months ended March 31, 2021 and the corresponding period in 2020 are presented below.

	Quarter ended March 31
	2021	2020	Change
Cash flows used in operating activities	$(20,974)	$(23,357)	$2,383
Cash flows used in financing activities	(2,164)	(4,045)	1,881
Cash flows from (used in) investing activities	(228)	78	(306)
Net change in cash and cash equivalents during the year	(23,366)	(27,324)	3,958
Net effect of currency exchange rate on cash and cash equivalents	(145)	2,594	(2,739)
Cash and cash equivalents, beginning of the year	45,075	61,285	(16,210)
Cash and cash equivalents, end of the year	$21,564	$36,555	$(14,991)

Cash flows used in operating activities decreased by $2.4 million during the quarter ended March 31, 2021 compared to the same period in 2020. The decrease is due to the reduction in R&D spending and the increase in government grants received.

Cash flows used in financing activities decreased by $1.9 million during the quarter ended March 31, 2021 compared to the same period in 2020 mainly due to the decrease in lease payments due to the closure of the Rockville, MD research facility.

Research and Development, Patents and Licences

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.” of our Annual Report on Form 20-F for the year ended December 31, 2020.

Trend Information

Other than as disclosed elsewhere in this MDA, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to March 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the following sections in our Annual Report: “Item 4.B.—Business overview”, “Item 5.A.—Operating results”, “Item 5.B.—Liquidity and capital resources.”

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at March 31, 2021 are presented in the table below:

		Contractual Cash flows
	Carrying amount	Less than 1 year	1-3 years	3 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities 1)	$13,611	$13,611	$—	$—	$—	$13,611
Liabilities of disposal group held for sale	3,169	3,169	—	—	—	3,169
Long-term portion of royalty payment obligations	105	—	50	50	220	320
Lease liabilities	30,790	8,119	13,784	13,153	28,959	64,015
Long-term portion of other employee benefit liabilities	99	—	99	—	—	99
Long-term debt 2)	40,648	3,945	10,450	39,369	—	53,764
Purchase obligations and commitments	n/a	4,591	8,781	8,219	12,225	33,816
	$88,422	$33,435	$33,164	$60,791	$41,404	$168,794

1)Short-term portions of the royalty payment obligations and of other employee benefit liabilities are included in the accounts payable and accrued liabilities.

2) Under the terms of the consolidated loan agreement we have with SALP, SALP may decide to cancel a portion of the principal value of the loans as payment upon the exercise of their 168,735 warrants #10 and 3,947,367 November 2020 warrants. The maximum repayment due on the loan has been included in the above table.

Commitments

Our commitments have remained materially unchanged from those disclosed in the MD&A for the year ended December 31, 2020, as reflected in the Annual Report.

Financial instruments

Use of financial instruments

The financial instruments that we used result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for speculative purposes and have not issued or acquired derivative financial instruments for hedging purposes.

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter ended March 31, 2021 include income, expense, gains and losses relating to financial instruments:

•	Change in fair value of financial instruments measured at fair value through profit or loss
•	finance costs; and
•	foreign exchange gains and losses.

Quantitative and Qualitative Disclosures about Market Risk

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i) Credit risk:

Credit risk is the risk of financial loss to our company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, investments, receivables and share purchase loan to a former officer. The carrying amount of the financial assets represents the maximum credit exposure.

We mitigate credit risk through reviews of new customer’s credit history before extending credit and conduct regular reviews of existing customers’ credit performance. We evaluate at each reporting period, the lifetime expected credit losses on our accounts receivable balances based on the age of each receivable, the credit history of the customers and past collection experience.

ii) Liquidity risk:

Liquidity risk is the risk that we will not be able to meet financial obligations as they come due. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. Our current liquidity situation is discussed in the liquidity and contractual obligation section of this MD&A.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect our income or the value of our financial instruments.

a)	Interest risk:

Our interest-bearing financial liabilities have fixed rates and as such there is limited exposure to changes in interest payments as a result of interest rate risk.

b) Foreign exchange risk:

We are exposed to the financial risk related to the fluctuation of foreign exchange rates. Outside of Canada, we operate in the U.S. and the U.K. and a portion of our expenses incurred are in U.S. dollars and in pounds sterling (£). In addition, we have suppliers that we must pay in various other currencies, namely in U.S. dollars. Historically, the majority of our revenues have been in U.S. dollars and in £, but since the sale of our bioseparation operations, our revenues are mainly in U.S. dollars, which serve to mitigate a small portion of the foreign exchange risk relating to the expenditures. When we hold cash and cash equivalents in U.S. dollars, this also helps to mitigate the foreign exchange risk on expenditures. Financial instruments that have exposed us to foreign exchange risk have been cash and cash equivalents, receivables, trade and other payables, lease liabilities, licence payment obligations and the amounts drawn on the credit facility. We manage foreign exchange risk by holding foreign currencies we received to support forecasted cash outflows in foreign currencies.

Disclosure controls and procedures and internal controls over financial reporting

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and CFO have designed, or caused to be designed, under their supervision, our disclosure controls and procedures.

Internal control over Financial Reporting

Internal controls over financial reporting or ICFR are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitation, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The CEO and CFO have designed, or caused to be designed, under their supervision our ICFR using the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Change in Internal Controls over Financial Reporting

In accordance with the National Instrument 52-109, we have filed certificates signed by the CEO and CFO that, among other things, report on the design of disclosure controls and procedures and the design of ICFR as at March 31, 2021.

There have been no changes in the Company’s ICFR that occurred during the quarter and three months ended March 31, 2021 that have materially affected or are reasonably likely to materially affect its ICFR.